Exhibit (a)(5)(F)

Ault Alliance Announces Extension of Pending Exchange Offer

On a Post-Reverse Split Basis, the Exchange Offer Equates to One Share of Common Stock for Six Shares of Series H Preferred Stock (an Effective Price of $60 per Share of Common Stock)

LAS VEGAS--(BUSINESS WIRE) – May 18, 2023 – Ault Alliance, Inc. (“Ault Alliance” or the “Company”) (NYSE American: AULT), announced today that it is extending the expiration date of its previously announced offer (the “Offer”) to holders of Ault Alliance’s outstanding Class A Common Stock (the “Common Stock”) to exchange shares of Common Stock for its 10.00% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Stock”). On May 17, 2023, the Company gave effect to a 300 for one reverse stock split. As a result of the reverse stock split, every one share of Common Stock is exchangeable for six shares of Series H Preferred Stock (which equates to 50 shares of Common Stock for one share of Series H Preferred on a pre-reverse stock split basis). The Series H Preferred Stock will have a liquidation preference of $10 per share of Series H Preferred Stock. As one share of Common Stock is exchangeable for six shares of Series H Preferred Stock in the Offer, the Common Stock exchanged in the Offer has an effective price of $60 per share of Common Stock on a post-reverse stock split basis.

The change to the Offer is that the expiration date of the Offer has been extended to one minute after 11:59 p.m. (12:00 midnight) New York City time on Friday June 2, 2023, unless further extended. The Offer was previously scheduled to expire at one minute after 11:59 p.m. (12:00 midnight) New York City time on May 17, 2023. The terms and conditions of the Offer are described in the Second Amended and Restated Offer to Purchase dated May 4, 2023 and the related Second Amended and Restated Letter of Transmittal, as they may be amended or supplemented from time to time (collectively, the “Offer Documents”). Except as otherwise described in this press release, all other terms of the Offer as described in the Offer Documents remain unchanged.

The exchange ratio remains one share of Common Stock for six shares of Series H Preferred Stock (50 shares of Common Stock for one share of Series H Preferred Stock on a pre-split basis). However, if the Company amends the exchange ratio it will file an amendment to the Offer Documents with the Securities and Exchange Commission (the “SEC”).

Computershare Trust Company, N.A., the Exchange Agent for the Offer, the Exchange Agent for the Offer, has advised the Company that, as of one minute following 11:59 p.m. (12:00 midnight), New York City time, on May 17, 2023, an aggregate of approximately 29,623,948 shares of Common Stock were validly tendered and not withdrawn from the Offer, which does not reflect the effect of the 300 for one reverse stock split.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Series H Preferred Stock or any other securities. The Offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Series H Preferred Stock will be made only by means of the Offer to Exchange.

The complete terms and conditions of the Offer are set forth in the Second Amended and Restated Offer to Exchange dated May 4, 2023 that has been filed with the SEC on Schedule TO. Stockholders of Ault Alliance are strongly encouraged to read the Schedule TO and related exhibits because they contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission’s website at http://www.sec.gov and will be delivered without charge to all stockholders of Ault Alliance.

About Ault Alliance, Inc.

Ault Alliance, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. In addition, Ault Alliance extends credit to select entrepreneurial businesses through a licensed lending subsidiary. Ault Alliance’s headquarters are located at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141; www.ault.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov and on the Company’s website at www.ault.com.

Contacts

IR@Ault.com or 1-888-753-2235